

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Diana M. Laing
Chief Financial Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, CA 91301

> **Re: American Homes 4 Rent**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 26, 2014**
> **File No. 001-36013**

Dear Ms. Laing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Marketing and Leasing, page 5

1. We note your disclosure that you evaluate prospective tenants using a standardized process. In future filings, please describe the key characteristics and requirements you evaluate for your tenants.

Item 2. Properties, page 30

2. Please also disclose the weighted average year of purchase in your tabular portfolio disclosure on page 30.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 39

Our Properties and Key Operating Metrics, page 39

3. Refer to the tabular disclosure of your leasing activity on page 40. In future filings please
    also include the weighted average original lease term and the weighted average remaining
    length of leases.

4. Please provide a quantitative and qualitative breakdown of your current resident
    characteristics.

Factors that Affect our Results of Operations and Financial Condition, page 41

5. We note your disclosure in the introduction of this section regarding the various key
    factors that impact your results of operations and financial condition. In future filings,
    please expand your portfolio disclosure to include the following:
    - a breakdown of the average time for your properties to become "rent-ready" in the
      following phases: days from purchase to renovation start, days from renovation
      state to completion and day from renovation completion to leased;
    - your acquisition pace (e.g., number of homes acquired per month or quarter) and
      the source of the acquisitions; and
    - the average number of days to re-lease your properties.

Form 10-Q for the Quarter Ended June 30, 2014

Note 6. Debt, page 10

Asset-Backed Securitization, page 10

6. Please tell us, and in future filings disclose, additional detail regarding your securitization
    transactions. Please address the following:

    - The structure of the transactions, including the entities involved, your relationship
      to each entity and the nature of each entity (e.g. SPE, bankruptcy remote);
    - Collateral of the mortgage loans, including priority and nature of any property
      liens and whether a priority pledge of equity in each borrower exists, and
      indication that, if true, such collateral is unavailable to deploy for other uses;
    - The number of classes/tranches of pass-through certificates issued by the trust
      approximating the principal amount of each mortgage loan, the ratings of each
      class, and payment priority/shortfalls for the pass-through certificate classes; and
    - Detail regarding how you accounted for such securitization transactions, and cite
      the accounting literature relied upon.

7. Notwithstanding the comment above, please also tell us, and disclose in future filings, more detail regarding the composition of your mortgage loans, including the following:
   - Description of covenant requirements for each mortgage loan, including but not limited to the debt service coverage ratio and debt yield;
   - Other material terms, such as required reserve amounts;
   - Whether the underwriting process for the residents of the homes included in the collateral underlying each mortgage was consistent with the review and underwriting process for the rest of the properties in your portfolio;
   - Discussion of your ability to substitute underlying collateral of single-family homes under each mortgage loan;
   - Discussion of actions in the event of default, including whether there is potential recourse to you; and
   - Portfolio data for the collateral underlying the loan consistent with that provided for your overall portfolio.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Property Operating Expenses, page 28

8. Please revise future filings to provide a discussion reflecting property operating expenses as a percentage of revenues for all periods presented. In addition, please also provide more robust disclosure regarding the changes in your specific expenses included within the property expense line items (e.g., repairs and maintenance, utilities, real estate taxes, etc.).

Cash Flows, page 32

9. We note that you incur significant capital expenditures to renovate and maintain your homes. Please disclose the amount of capital expenditures related to renovations on new acquisitions, redevelopments of stabilized properties, and other capital expenditures for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant